SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

______________________________________________________________________

Curry Gold Corp.

(Exact name of registrant as specified in its corporate charter)

001478725

(Commission File No.)

Nevada	46-0524121
(State of Incorporation)	(IRS Employer Identification No.)

Bachstrasse 1, CH-9606

Butschwil, Switzerland

 (Address of principal executive offices)

41 76 492 8779

(Registrant's telephone number)

Common Stock, $0.001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

Approximate date of mailing:  July 5, 2012

______________________________________________________________________

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

______________________________________________________________________

CURRY GOLD CORP.

INTRODUCTION

This Information Statement is being distributed on or about July 5, 2012 to the  stockholders of record at the close of business on June 28, 2012 (the “Record Date”) of the common stock, par value $0.001 per share (“Common Stock”), of Curry Gold Corp., a Nevada corporation (the “Company”), in connection with the proposed change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Stock Purchase Agreement dated June 6, 2012, by and between Soenke Timm, as seller, and Dan M. Ferris, as purchaser, as amended by a First Amendment to Stock Purchase Agreement dated as of July 3, 2012 (as amended, the “Purchase Agreement”).  The stock purchase and sale transactions contemplated by the Purchase Agreement are expected to be consummated on or about July 5, 2012 (the “Closing Date”), and the proposed change in the composition of the Board of Directors is expected to take place no later than 10 days after this Information Statement has been filed with the Securities and Exchange Commission (the “Commission”) and mailed to our stockholders of record. Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Curry Gold, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is provided solely for informational purposes and not in connection with a vote of our security holders.

On the Record Date, 3,350,000 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

The Company was incorporated in the State of Nevada on September 30, 2009. Since inception, the Company has been devoted primarily to startup and development activities, which include developing our business plan and obtaining initial financing. The Company was formed to become an operator and franchisor of fast-casual food catering vans that capitalize on the growing trend of food to go (convenience food) with its Currywurst product, a product native to Germany, and market it throughout Switzerland and in major U.S. cities.  We are a development stage company and have not significantly commenced our planned principal operations.

On June 6, 2012, Mr. Timm and Mr. Ferris entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Mr. Ferris will acquire all of the outstanding shares of Common Stock owned by Mr. Timm, representing sixty percent (60%) of the issued and outstanding shares of Common Stock.  As a result of this transaction, Mr. Ferris will have sufficient ownership to elect all of the members of our Board of Directors.

Upon the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), we will abandon our plans to enter into the catering van business and instead will evaluate alternative business opportunities.

This Information Statement is required because the Purchase Agreement provides that, immediately after the Closing (which is expected to take place on or about July 5, 2012), Mr. Timm, as the sole director, will accept Mr. Timm’s resignation as an executive officer of the Company in any capacity. Mr. Timm will elect Mr. Ferris as President, Secretary and Treasurer of the Company.  On or about the date of Closing, the Company has filed this Information Statement with the Commission in accordance with Rule 14f-1 and mailed the Information Statement to its shareholders of record. After the expiration of ten (10) days from the date of filing, Mr. Ferris intends to execute a written consent in lieu of a special meeting of the stockholders of the Company that will appoint Mr. Ferris as a director of the Company. Mr. Timm and Mr. Ferris have agreed that the Board of Directors will then adopt an amendment to the Bylaws of the Company that will allow the Board of Directors to be composed of only one (1) director. Mr. Timm’s resignation as a director of the Company will be accepted immediately after the amendment to the Bylaws has been adopted. Mr. Ferris will serve as a director until the next annual meeting of the stockholders. This Information Statement is being sent to you more than 10 days prior to such change in the composition of the Board of Directors.

Other than as contemplated by the Purchase Agreement, there are currently no arrangements that may result in a further change in control of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the Closing by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our executive officers and directors; and (iii) all of our officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND EXECUTIVE OFFICERS AFTER CLOSING
Common Stock	Daniel M. Ferris Sole Director and Officer	2,000,000 Shares	60.0%
5% STOCKHOLDERS
Common Stock	Daniel M. Ferris Flat 3 98 Redcliffe Gardens London SW10 9HH	2,000,000 Shares	60.0%
DIRECTORS AND EXECUTIVE OFFICERS BEFORE CLOSING
Common Stock	Soenke Timm Sole Director and Officer	2,000,000 Shares	60.0%
5% STOCKHOLDERS
Common Stock	Soenke Timm Bachstrasse 1 CH-9606 Bütschwil Switzerland	2,000,000 Shares	60.0%

(1)

Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock. For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 3,350,000 shares of Common Stock issued and outstanding before the Closing.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Soenke Timm has been our President and Chief Executive Officer and a member of our Board of Directors since inception.  From 2003 to 2004 Mr. Timm was a Project Manager of corporate media with publishing house Mediax AG in St. Gallen Switzerland. From January 2005 until September 2005, Mr. Timm was a senior international account executive with Scholz & Friends, an advertising agency in Hamburg, Germany.  From September 2005 until October 2006 he became a project organizer with KoKa Verwaltung in Hamburg, a producer of convenience foods for Northern Europe. From autumn 2006 to autumn 2007 Mr. Timm had the position of controller with Hanse Lounge, a private business club in Hamburg. From autumn 2007 until spring 2008 he became the senior sales manager with two publishing houses, Rich Verlags GmbH, located in Hamburg and KIG AG located in Zurich. Presently Mr. Timm is a business consultant in Zurich, Switzerland. He holds a certificate for jewelry retail with Cartier, a degree for ETMA (European Training for Management) and Trade Assistant from the University of Hamburg in 1990.

The names of the persons who will become the officers and directors upon the consummation of the Purchase Agreement, as well as certain information about them, are set forth below:

Name	Age	Positions Held
Daniel M. Ferris	30	President, Secretary, Treasurer and Director

Mr. Ferris will be elected President, Secretary and Treasurer of the Company at or immediately after the Closing, and, 10 days or more after the filing of this Information Statement, will be elected a director. Since March 29, 2011, Mr. Ferris has served as sole director and executive officer of Lone Star Gold, Inc., a Nevada corporation (OTCBB: LSTG) (“Lone Star”). Lone Star is a start-up exploration stage company in the business of gold and mineral exploration, acquisition and development. Since Mr. Ferris became affiliated with Lone Star, it has acquired gold and silver leases and other mineral properties in Chihuahua, Mexico. Mr. Ferris’ career began in public relations. Mr. Ferris was a senior publicist at Freud Communications. After leaving Freud Communications, he began his own public relations and corporate strategy firm, Magnum Communications. Magnum Communications assisted clients in Europe with public relations, financing arrangements, and recruitment. Mr. Ferris’ association with Magnum Communications ended in January 2009. After January 2009, Mr. Ferris assisted fund managers with raising funds for a diamond project in the Democratic Republic of Congo. He also served as a consultant for LCI, which is affiliated with Caesar’s Palace Group. Mr. Ferris currently resides in London.

Directors are elected until their successors are duly elected and qualified.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our existing or incoming directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws (except where not subsequently dismissed without sanction or settlement), or from engaging in any type of business practice, or a finding of any violation of federal or state securities laws. To the best of our knowledge and except as set forth below, no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our directors or officers, or any partnership in which any of our directors or officers was a general partner at or within two years before the time of such filing, or any corporation or business association of which any of our directors or officers was an executive officer at or within two years before the time of such filing. None of our existing or incoming directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Except as described below, there are no transactions since the inception of the Company, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

From time to time Mr. Timm has loaned the Company money to fund operations. Mr. Timm has advanced the following unsecured demand loans, bearing interest at 10%, to fund operations: on April 8, 2011, the Company received a loan of $4,800; on September 30, 2010, the Company received a loan of $15,000; on September 15, 2010, the Company received a loan of $553; on August 11, 2010, the Company received a loan of $11,000; and on June 28, 2010, the Company received a loan of $3,000. On June 6, 2012, Mr. Timm, the sole director and officer of the Company, forgave the debt owed to him by the Company in the amount of $40,062.76 (including principal of $34,353.00 and interest of $5,709.76), plus any additional accrued but unpaid interest on the principal advanced to the Company.

On October 12, 2009, the Company issued 2,000,000 founder’s shares to Mr. Timm at the par value of $0.001 in exchange for proceeds of $2,000. On October 12, 2009, the Company issued 50,000 founder’s shares to Chris Pollmann, who was an officer and director of the Company until April 2011, at $0.01 in exchange for proceeds of $500.  During the month of October, 2009, the Company issued 1,300,000 founder’s shares at the $0.01 in exchange for proceeds of $13,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended November 30, 2011, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

Quotations for the Company’s common stock are entered on the Over-the-Counter Bulletin Board inter-dealer quotation system, which does not have director independence requirements. For purposes of determining director independence, the Company applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  As a result, the Company does not have any independent directors.  Our sole director, Mr. Timm, is also the Company’s principal executive officer.

Board Meetings and Annual Meeting

During fiscal year ended November 30, 2011, our Board of Directors acted by written consent when necessary. We did not hold an annual meeting of stockholders in 2011.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new Board of Directors is likely to form an audit, compensation and nominating committee after the closing of the Purchase Agreement. We currently do not have a standing audit committee, an audit committee financial expert, or any committee or person performing a similar function. We have limited working capital and no revenues. Management does not believe that it would be in our best interests at this time to retain independent directors to sit on an audit committee. If we are able to raise sufficient financing in the future, then we will likely seek out and retain independent directors and form an audit, compensation committee and other applicable committees.

We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The majority members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Code of Ethics

Our Board of Directors has not adopted a code of ethics due to our small size.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our principal stockholder is also the sole member of the Board of Directors.  However, we expect that our Board of Directors will establish a process for stockholder communications if and when the common stock of the Company is more broadly held.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

None of our existing executive officers or directors has received any compensation in cash or in stock, or is a party to any employment agreement.  We have no proposed bonus, equity compensation, retirement or similar plans for our existing executive officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors following the change in control will adopt formal policies and procedures for the review, approval or ratification of any related party transactions with our executive officers, directors and significant shareholders.  We expect that any such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the non-affiliated directors serving on our board of directors, or an appropriate committee thereof.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 5, 2012

CURRY GOLD CORP. By: /s/ Soenke Timm Soenke Timm President